Exhibit 99.7

Section C

THE QUÉBEC ECONOMY:
RECENT DEVELOPMENTS AND OUTLOOK
FOR 2019 AND 2020

Summary	C.3

1. The economic situation in Québec	C.5

1.1 Ongoing dynamic economic growth	C.5

1.2 Domestic demand to support economic activity	C.6

1.3 Wage growth to boost household consumption	C.8

1.4 A continually strong residential sector	C.9

1.5 Favourable conditions for non-residential business investment	C.13

1.6 Slower growth in exports	C.15

1.7 Continued strong growth in nominal GDP	C.16

1.8 Comparison with private sector forecasts	C.17

2. The situation of Québec's main economic partners	C.19

2.1 The economic situation in Canada	C.20

2.2 The economic situation in the United States	C.25

3. The global economic situation	C.29

4. Developments in financial markets	C.35

5. Main risks that may influence the forecast scenario	C.39

C-1

SUMMARY

Despite a slowdown in global economic growth, Québec's economy is performing remarkably well and the forecast growth in 2019 has been adjusted upward to 2.4%.

The global economy is still growing, but at a more moderate pace. International trade barriers are impacting the growth of many economies.[1]

- Economic growth slowed in the second quarter in several major economies, including the United States, the euro area and China. In addition, real GDP contracted in Germany and the United Kingdom.

Global economic activity is forecast to expand by 3.1% in 2019 and 3.2% in 2020, after increasing by 3.6% in 2018.

- The lowest growth rate since the start of the decade is expected in 2019, with a slowdown being seen across many countries.

More specifically, U.S. economic growth is expected to decelerate to 2.4% in 2019 and 1.8% in 2020, after reaching 2.9% in 2018.

Canada's real gross domestic product (GDP) is forecast to expand by 1.6% in 2019 and 2020, following 1.9% growth in 2018.

CHART C.1 Global economic growth
(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, IHS Markit, Datastream, Eurostat and Ministère des Finances du Québec.
[1]  Unless otherwise indicated, this section is based on data available as at October 18, 2019.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-3

Economic activity in Québec should remain dynamic even with the anticipated slowdown in the second half of 2019 and into 2020.

- Real GDP growth is forecast at 2.4% in 2019 and 1.8% in 2020, following increases of 2.8% in 2017 and 2.5% in 2018.

- This is an upward adjustment of 0.6 percentage point for 2019 and 0.3 percentage point for 2020 compared to the March 2019 forecasts.

- Thus, Québec's economic growth will outstrip that of Canada for the second year in a row.

Québec is on track to rank first in provincial economic growth in Canada for the first time since the provincial economic accounts started in 1981. In 2020, the rate of real GDP growth in Québec is expected to continue exceeding the Canadian average.

In the coming years, Québec will have to count on higher labour productivity to increase the economy's growth potential.

- Québec is confronted with an aging population. This demographic change is exerting pressure on the labour market.

- In addition, Québec's employment rates for several age groups are among the highest in Canada. Consequently, this economic growth component as a source of expansion is limited.

- Against this backdrop, productivity gains hold the greatest potential for improving economic growth and the standard of living.

Despite these challenges, Québec's economy has continued to grow at a solid pace over the past few years, particularly with regard to labour market participation.

TABLE C.1

Economic growth
(real GDP, percentage change)
	2017	2018	2019	2020
Québec	2.8	2.5	2.4	1.8
Canada	3.0	1.9	1.6	1.6
United States	2.4	2.9	2.4	1.8
World	3.8	3.6	3.1	3.2
Sources: Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, IHS Markit, Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.
C-4	Update on Québec’s Economic and Financial Situation

1. THE ECONOMIC SITUATION IN QUÉBEC

1.1 Ongoing dynamic economic growth

Québec has seen particularly dynamic economic activity in recent years. Despite a less favourable global context, the economy is expected to continue expanding in 2019 and 2020.

- Real GDP growth is forecast at 2.4% in 2019 and 1.8% in 2020. This is an upward adjustment of 0.6 percentage point for 2019 and 0.3 percentage point for 2020 compared to the March 2019 forecasts.

The government set itself a goal to increase the Québec economy's growth potential. A number of steps have been taken since fall 2018 to stimulate growth. In particular, the government has:

- introduced measures to give more than $8.1 billion back to Quebecers from 2018-2019 to 2023-2024, including cuts in school taxes, enhancement of the family allowance and further assistance for low-income seniors;

- structurally invested in sectors such as education and infrastructure to catch up and lay the foundations for sustained growth;

- encouraged private investment by introducing accelerated depreciation for investments and increased the incentives to keep experienced workers employed.

In 2019, a real GDP growth rate of over 2.0% is thus expected for the third year in a row, something not seen since 2000.

CHART C.2 Economic growth in Québec
(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-5

1.2 Domestic demand to support economic activity

The March 2019 forecasts for Québec's real GDP growth have been adjusted upward by 0.6 percentage point for 2019 and 0.3 percentage point for 2020. Economic growth will stand at 2.4% in 2019 and 1.8% in 2020.

- The upward adjustment stems primarily from a stronger contribution from domestic demand to economic growth, driven mainly by an increase in residential investment.

Households will remain the main driver of growth in the coming years.

- Households continue to be in a favourable situation, which will sustain growth in consumer spending and the residential sector. Households will benefit from a dynamic labour market, wage and salary growth and the initiatives introduced by the Québec government in order to increase households' disposable income.

On the business side, non-residential investment is expected to continue rising, sustained by the initiatives announced by the Québec and federal governments as well as by still-low interest rates.

- In addition, in the context of a tightening labour market, businesses will need to raise their level of investment in order to improve their productivity and become more competitive.

- However, businesses will be prudent in the current climate of uncertainty in world trade.

TABLE C.2

Real GDP and its major components in Québec (percentage change and contribution in percentage points)
	2018	2019	2020
Contribution of domestic demand	3.0	2.5	1.6
- Household consumption	2.3	2.0	1.8
- Residential investment	3.9	4.5	−0.3
- Non-residential business investment	5.3	3.8	3.5
- Government spending and investment	3.0	2.2	0.8
Contribution of the external sector	−0.2	0.0	0.2
- Exports	3.6	0.6	2.3
- Imports	3.8	0.4	1.7
Contribution of inventories	−0.2	−0.1	0.0
REAL GDP	2.5	2.4	1.8
Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C-6	Update on Québec’s Economic and Financial Situation

❏ A surprisingly strong labour market

The labour market has been surprisingly dynamic in recent months.

- Québec gained 96 400 jobs between December 2018 and September 2019. By comparison, annual job creation averaged 38 900 in 2018.

- In September 2019, the unemployment rate stood at 4.8%, near the historic low. In addition, the employment rate reached 62.0%, the highest rate seen since Statistics Canada began its Labour Force Survey in 1976.

Employment growth will continue thanks to Québec's healthy economic situation.

- In 2019, an average of 80 000 jobs should be created and the unemployment rate should fall from 5.5% in 2018 to 5.0% in 2019.

A smaller pool of potential workers, the already low unemployment rate and the high employment rate will put increasing pressure on the labour market and limit job gains in the coming years.

- In 2020, 38 800 jobs should be created and the unemployment rate is expected to fall to 4.9%.

The low unemployment rate allows people looking for a job to take advantage of labour market opportunities. Full use will have to be made of the available workforce in order to support economic growth in the years ahead.

CHART C.3 Job creation in Québec	CHART C.4 Unemployment rate in Québec
(thousands)	(per cent)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-7

1.3 Wage growth to boost household consumption

Benefiting from favourable conditions, households will increase their consumption expenditure by 2.0% in 2019 and 1.8% in 2020.

- The initiatives taken by the Québec government to support families, particularly the enhanced family allowance and elimination of the additional contribution for childcare, will increase households' disposable income.

- In the current context of labour shortage, the strong labour market favours faster wage growth.

- Wages and salaries are projected to increase by 5.4% in 2019 and 4.5% in 2020, after rising by 5.2% in 2018. Two consecutive years of over 5.0% growth have not been seen since 2000.

- The low interest rates will continue to support consumption.

Furthermore, given households' willingness to exercise caution, the household saving rate is expected to rise from 5.4% in 2018 to 5.9% in 2019 and 6.1% in 2020, the highest rate seen since 1995.

CHART C.5 Household consumption expenditure in Québec	CHART C.6 Household saving rate in Québec
(percentage change, in real terms)	(per cent)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C-8	Update on Québec’s Economic and Financial Situation

1.4 A continually strong residential sector

Québec's real estate sector remains vibrant. Residential investment is expected to go up by 4.5% in 2019.

- Housing demand is still being sustained by the strong job market and the decline in long-term interest rates since the beginning of the year.

- After hitting 46 900 units in 2018, the number of housing starts are expected to climb by 9.6%, to 51 400 units in 2019, a level not seen since 2010.

The level of residential investment should remain high in 2020 despite a 0.3% downturn.

- Housing demand is expected to ease due to more modest employment gains and slower population growth.

- However, the continuing healthy economic situation and still-low interest rates should continue to support the residential sector.

- Consequently, 47 400 housing starts should be seen in 2020, a level that remains high. In fact, the number of new units built is forecast to remain above 45 000 for the fourth year in a row, exceeding the average for the last ten years.

CHART C.7 Residential investment in Québec	CHART C.8 Housing starts in Québec
(percentage change, in real terms)	(thousands of units)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-9

A booming housing market in Montréal

The housing market in the Montréal census metropolitan area (CMA) is still booming. The strength of the economy and labour market continues to fuel housing demand.

- More specifically, in 2017 and 2018, 116 100 jobs were created in the Montréal CMA, which represents nearly 90% of all new jobs added in Québec.

This favourable environment bolsters residential construction.

- After around 24 800 units in 2017 and 25 000 units in 2018, housing starts averaged 25 500 units in the first nine months of 2019, the highest level since 2004 (28 700 units for the whole year).

The dynamic residential sector is also reflected in th resale market. In January 2019, the sales-to-new-listings ratio (SNLR) in the Montréal CMA hit an all-time high of 0.80. In September, the SNLR was 0.79.

The real estate market is considered balanced when the SNLR is between 0.40 and 0.55. An SNLR above 0.55 is associated with a seller's market.

Despite the significant acceleration in the residential market, housing prices have increased at a moderate pace.

- The price for a resale home in the Montréal CMA rose by 4.2% annually, on average, from 2015 to 2018. By comparison, the average price increase for Québec as a whole was 3.5%.

- Housing prices have remained in line with fundamental economic determinants, particularly household income, which increased by 4.8% in 2018.

Housing starts in the Montréal CMA	Sales-to-new-listings ratio in the Montréal CMA
(thousands of units)	(ratio)

(1) Average for the first nine months of 2019. Source: Canada Mortgage and Housing Corporation.	Sources: Haver Analytics, Quebec Professional Association of Real Estate Brokers and Ministère des Finances du Québec.

C-10	Update on Québec’s Economic and Financial Situation

A booming housing market in Montréal (cont.)

Montréal remains an affordable housing market

The average price of a home in the Montréal CMA resale market has risen faster than the price in Québec as a whole.

- In fact, the average price of a resale home in the Montréal CMA rose by 3.9% in 2016 (+3.0% for Québec as a whole), 5.5% in 2017 (+4.5%) and 5.8% in 2018 (+5.2%).

- On average, in the first nine months of 2019, prices were up by 5.5% in the Montréal CMA, compared to an increase of 4.7% in Québec as a whole.

However, from 2015 to 2018, the average annual price growth in Montréal (+4.2%) was below that in Vancouver (+6.6%) and Toronto (+8.6%).

Prices dropped recently in the Toronto and Vancouver housing markets after they adjusted to the new regulations implemented by the federal and provincial governments to slow demand.

Even with the slowdown, housing prices are still considerably lower in Montréal than in Toronto and Vancouver.

- In September 2019, the average property price in Montréal was $421 000 compared to $838 000 in Toronto and $988 000 in Vancouver.

Average housing price	Average housing price
(thousands of dollars)	(percentage change)

Sources: Haver Analytics and Quebec Professional Association of Real Estate Brokers.	(1) Cumulative for the first nine months of 2019 relative to the same period in 2018. Sources: Haver Analytics and Quebec Professional Association of Real Estate Brokers.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-11

Fewer foreign buyers in Québec and on the island of Montréal

The share of real estate transactions by foreign buyers[1] in Québec has dropped since the beginning of 2019, especially on the island of Montréal. This contrasts with the situation in 2017 and 2018, when the share of foreign buyers in all real estate transactions increased.

According to Québec land register data, the percentage of foreign buyers in all real estate transactions in Québec fell from 1.1% in 2018 to 0.9% in the first nine months of 2019.

- A similar situation has been seen on the island of Montréal, where the share of real estate transactions by foreign buyers fell from 3.4% in 2018 to 2.4%, on average, in 2019.

- In 2019, buyers from the rest of Canada accounted for 2.4% of transactions in Québec as a whole and 3.1% of transactions in Montréal.

Even if the proportion of foreign buyers has declined over the last few months, the government will continue to watch the real estate market in Québec.

Québec real estate transactions by foreign buyers	Island of Montréal real estate transactions by foreign buyers
(percentage of total transactions in Québec)	(percentage of total transactions on the island of Montréal)

(1) Cumulative for the first nine months of 2019 Sources: JLR Solutions Foncières and Ministère des Finances du Québec.	(1) Cumulative for the first nine months of 2019. Sources: JLR Solutions Foncières and Ministère des Finances du Québec.

1 "Foreign buyers" means buyers who, at the time of the real estate transaction, declared an address of residence outside Canada. This information, which appears in the notarial act, does not indicate the status of the buyer under the Immigration and Refugee Protection Act.

C-12	Update on Québec’s Economic and Financial Situation

1.5 Favourable conditions for non-residential business investment

Following 5.3% growth in 2018, non-residential business investment is expected to continue climbing, with projected increases of 3.8% in 2019 and 3.5% in 2020. The increase will be supported by a number of factors, including:

- the accelerated depreciation measures introduced by the governments of Québec and Canada;

- the shrinking pool of available workers, which encourages businesses to invest in machinery and equipment to enhance their productivity;

- financial conditions that remain favourable, with interest rates remaining low;

- good economic conditions and healthy public finances in Québec, which reinforce investor confidence.

Moreover, businesses will be prudent in the current climate of uncertainty caused by global trade tensions.

CHART C.9 Total non-residential business investment in Québec	CHART C.10 Investment in machinery and equipment in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-13

❏ More government investments in public infrastructure

Public administrations, such as the Québec government, municipalities and the federal government, will boost their investments in the coming years.

- In 2018, the value of investments by all levels of government reached $17.8 billion.

- It is expected to rise to $18.6 billion in 2019 and $19.5 billion in 2020.

More specifically, the Québec government will inject more funding into the 2019-2029 Québec Infrastructure Plan (QIP).

- To meet the public's significant infrastructure needs, the Québec government's March 2019 Budget Plan announced an additional $15.0 billion in investments under the 2019-2029 QIP.

- This increase will raise the total investments under the QIP to $115.4 billion over ten years, or roughly $11.5 billion a year from 2019-2020 to 2028-2029.

These investments are an important economic driver, as they ensure that public infrastructure is good-quality and modern.

CHART C.11 Government investments in Québec
(billions of dollars, in nominal terms)

Note: Government investments include investments by the Québec government, the federal government, local public administrations and Aboriginal public administrations.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C-14	Update on Québec’s Economic and Financial Situation

1.6 Slower growth in exports

Exports are expected to see moderate growth in the coming years, with forecast increases of 0.6% in 2019 and 2.3% in 2020. In 2018, exports grew by 3.6%. They will be supported by:

- the removal, in May 2019, of the U.S. tariffs on Canadian steel and aluminum;

- the favourable Canadian dollar exchange rate;

- growth in the U.S. economy;

- the Canada-United States-Mexico Agreement reached in 2018, which eases uncertainties.

However, a slowdown in global economic activity and the adoption of certain restrictive trade measures, in particular the tariff measures imposed by China on Canadian pork and canola, are expected to dampen export growth.

Moreover, businesses will need to improve their competitiveness if they want to remain competitive in the global marketplace.

As for imports, slower growth is forecast in 2019 due to a more moderate increase in domestic demand. Import growth will decelerate from 3.8% in 2018 to 0.4% in 2019 and 1.7% in 2020.

CHART C.12 Québec's total exports	CHART C.13 Québec's total imports
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-15

1.7 Continued strong growth in nominal GDP

Nominal GDP, which measures the value of output by taking into account the price effect, is forecast to grow by 3.9% in 2019 and 3.8% in 2020, after increasing by 4.2% in 2018.

Despite the slight deceleration, nominal GDP growth will still be strong.

- Economic activity will remain robust, in real terms, despite an anticipated slowdown in the second half of 2019 and into 2020.

- GDP prices will climb by 1.4% in 2019 and 2.0% in 2020. Note that the GDP deflator, the index that measures changes in GDP prices, is determined by two factors:

- domestic demand prices, of which the consumer price index (CPI) is an important indicator. Positive trends in the economy will sustain CPI growth in the years to come,

- the ratio of export prices to import prices, that is, the terms of trade. In 2019 and 2020, export prices will rise more slowly than import prices, which will put a drag on the GDP deflator.

❏ Faster inflation in the coming years

Inflation, as measured by consumer price increases, will accelerate in 2019. After a 1.7% increase in 2018, CPI growth will stand at 2.2% in 2019 and 2020.

- A sharp increase of such kind has not been seen since 2011.

The momentum in the economy coupled with strong wage growth in the last few years are leading to faster inflation. The increase is especially seen in service price trends.

TABLE C.3

Nominal GDP growth in Québec (percentage change)
	2018	2019	2020
Real GDP	2.5	2.4	1.8
- March 2019	2.3	1.8	1.5
Prices - GDP deflator	1.7	1.4	2.0
- March 2019	2.0	1.7	1.7
NOMINAL GDP	4.2	3.9	3.8
- March 2019	4.3	3.5	3.2
Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C-16	Update on Québec’s Economic and Financial Situation

1.8 Comparison with private sector forecasts

The Ministère des Finances du Québec's economic growth outlook for the coming years is comparable to the average private sector forecasts.

CHART C.14 Economic growth in Québec, 2019	CHART C.15 Economic growth in Québec, 2020
(real GDP, percentage change)	(real GDP, percentage change)

Sources: Ministère des Finances du Québec summary as of October 16, 2019, which includes the forecasts of 11 private sector institutions.	Sources: Ministère des Finances du Québec summary as of October 16, 2019, which includes the forecasts of 11 private sector institutions.

TABLE C.4

Québec economic outlook - Comparison with the private sector

(percentage change)
	2018	2019	2020	2021	2022	2023	Average 2019-2023
Real GDP
Ministère des Finances du Québec	2.5	2.4	1.8	1.3	1.3	1.3	1.6
Private sector average	-	2.3	1.6	1.5	1.4	1.5	1.6
Nominal GDP
Ministère des Finances du Québec	4.2	3.9	3.8	3.1	3.1	3.1	3.4
Private sector average	-	4.0	3.5	3.4	3.3	3.4	3.5
Note: Averages may not add due to rounding. Source: Ministère des Finances du Québec summary as of October 16, 2019, which includes the forecasts of 11 private sector institutions.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-17

TABLE C.5

Economic outlook for Québec

(percentage change, unless otherwise indicated)
	2018	2019	2020	2021	2022	2023
Output
Real gross domestic product	2.5	2.4	1.8	1.3	1.3	1.3
- March 2019	2.3	1.8	1.5	1.3	1.3	1.3
Nominal gross domestic product	4.2	3.9	3.8	3.1	3.1	3.1
- March 2019	4.3	3.5	3.2	3.0	3.0	3.1
Components of GDP (in real terms)
Household consumption	2.3	2.0	1.8	1.5	1.4	1.3
- March 2019	2.6	2.0	1.5	1.4	1.4	1.4
Government spending and investment	3.0	2.2	0.8	0.9	1.0	0.8
- March 2019	2.6	1.7	1.0	0.6	0.8	1.0
Residential investment	3.9	4.5	−0.3	−0.8	−0.2	0.2
- March 2019	3.8	−0.8	0.1	0.2	0.2	0.3
Non-residential business investment	5.3	3.8	3.5	2.1	2.3	2.2
- March 2019	4.3	5.0	3.8	2.3	2.2	2.2
Exports	3.6	0.6	2.3	2.1	2.0	1.9
- March 2019	2.9	2.6	2.2	2.1	2.0	1.9
Imports	3.8	0.4	1.7	1.7	1.7	1.7
- March 2019	3.3	2.1	1.8	1.8	1.6	1.7
Other economic indicators (in nominal terms)
Job creation (thousands)	38.9	80.0	38.8	24.9	22.3	17.8
- March 2019	38.9	38.8	27.1	23.0	20.0	15.0
Unemployment rate (in per cent)	5.5	5.0	4.9	4.8	4.7	4.6
- March 2019	5.5	5.4	5.3	5.2	5.1	5.0
Household consumption excluding food expenditures and shelter	3.7	3.6	3.5	2.9	2.8	2.8
- March 2019	4.2	2.8	3.0	2.7	2.8	2.8
Wages and salaries	5.2	5.4	4.5	3.6	3.1	2.9
- March 2019	5.0	3.2	3.1	3.0	3.0	2.9
Household income	4.8	5.5	4.4	3.6	3.3	3.1
- March 2019	4.4	3.4	3.4	3.2	3.1	3.1
Net operating surplus of corporations	−0.1	0.9	3.0	3.2	3.3	3.4
- March 2019	3.2	4.7	4.3	3.5	3.5	3.5
Consumer price index	1.7	2.2	2.2	2.0	2.0	2.0
- March 2019	1.7	1.4	2.0	2.0	2.0	2.0
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

C-18	Update on Québec’s Economic and Financial Situation

2. THE SITUATION OF QUÉBEC'S MAIN ECONOMIC PARTNERS

❏ Québec's economic activity is influenced by the situation of its main trading partners

In 2018, over 47% of Québec's nominal GDP was derived from goods and services exports around the world.

Canada was the recipient of nearly 30% of Québec's total merchandise exports, while the rest of the world accounted for roughly 70%. The United States alone was the destination of nearly 50% of Québec's merchandise exports.

Consequently, trends in Québec exports and economic activity are largely influenced by the economic situation of the province's main trading partners, namely Canada and the United States.

- In Canada, real GDP is expected to expand by 1.6% in 2019 and 2020, after 1.9% growth in 2018.

- In the United States, real GDP growth should come in at 2.4% in 2019 and 1.8% in 2020, following an increase of 2.9% in 2018.

CHART C.16 Share of Québec's merchandise exports by destination
(percentage of total merchandise exports, in nominal terms)

Note: Totals may not add due to rounding. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-19

2.1 The economic situation in Canada

❏ Moderation in real GDP growth in 2019

After a slower start to the year, Canada's economy rebounded in the second quarter of 2019. Despite the upturn, the Canadian economy is expected to expand by just 1.6% in 2019 and 2020, after 1.9% growth in 2018.

- Economic growth is expected to decelerate in most provinces, particularly Ontario, where real GDP rose by 1.9% in the first two quarters of 2019 compared to the same period in 2018. Ontario's real GDP expanded by 2.3% in 2018.

- The situation remains tense in oil producing provinces. Global oil prices fell over the last few months, reflecting slower demand, among other things.

Households will continue to support Canada's economic growth.

- Strong job creation coupled with the drop in the unemployment rate are driving wage and salary growth, which helps boost consumption.

- In addition, after a difficult 18 months, the real estate market has strengthened since spring 2019. Interest rates have stabilized, population growth is sustained and the labour market is robust.

CHART C.17 Economic growth in Canada
(real GDP, percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

C-20	Update on Québec’s Economic and Financial Situation

❏ Business investment weighing on economic growth in 2019

After increasing by 1.9% in 2018, real GDP will grow by 1.6% in 2019 and 2020, sustained primarily by household consumption expenditure, as businesses cut their investments in 2019.

Household spending will support economic activity in the coming years. Job creation is driving wage growth, which in turn is boosting household consumption expenditure.

Furthermore, after a difficult period, the housing market returned to growth in spring 2019. However, despite the upturn, residential investment will restrain economic growth in 2019.

Non-residential business investment is expected to decline in 2019 before picking up again in 2020. The anticipated decline in 2019 is due in part to the decrease in energy investment.

- Furthermore, in Ontario, non-residential business investment contracted by 2.4% in the first two quarters of 2019 compared to the same period in 2018, in spite of the tax incentives for investment.

The deceleration in global economic activity is expected to dampen the growth of Canadian exports.

TABLE C.6

Real GDP and its major components in Canada (percentage change and contribution in percentage points)
	2018	2019	2020
Contribution of domestic demand	2.0	1.1	1.6
- Household consumption	2.1	1.8	1.9
- Residential investment	−1.5	−1.2	0.5
- Non-residential business investment	2.2	−1.7	3.0
- Government spending and investment	3.0	1.5	0.7
Contribution of the external sector	0.1	0.6	0.2
- Exports	3.2	2.6	2.2
- Imports	2.9	0.8	1.7
Contribution of inventories	−0.3	−0.1	−0.2
REAL GDP	1.9	1.6	1.6
Note: Totals may not add due to rounding. Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-21

❏ Signs of recovery in the Canadian residential sector

The Canadian residential sector weakened during the past year. In particular, housing starts and resale transactions fell sharply between the beginning of 2018 and spring 2019.

- Deteriorating affordability, due in part to stricter mortgage rules and the high price of housing, has made it harder to purchase a home in Canada.

The housing market has nevertheless been showing signs of recovery since spring 2019, with housing starts and home sales returning to growth.

- Homebuyers have adapted to the measures introduced to calm Canada's biggest housing markets, especially Toronto and Vancouver.

- In addition, the Bank of Canada halted interest rate hikes. Moreover, demand remains high due to the vibrant labour market.

Despite the upturn, residential investment is forecast to decline by 1.2% in 2019 before rising by 0.5% in 2020.

- Among other things, the number of housing starts is expected to decrease by 0.9% in 2019, to 211 000 units, and by 5.8% in 2020, to 198 700 units. Despite the downturn, the number of new units built will remain relatively high, surpassing the 200 000-unit threshold in 2019 for the third year in a row.

CHART C.18 Housing starts and home sales in Canada	CHART C.19 Residential investment and housing starts in Canada
(thousands of units, 3-month moving average)	(percentage change, in real terms)

Sources: Canada Mortgage and Housing Corporation, Haver Analytics and Ministère des Finances du Québec.	Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

C-22	Update on Québec’s Economic and Financial Situation

The risks on Canadian housing markets remain moderate

Canada's housing market has become less vulnerable in recent months, primarily due to the stricter mortgage rules.

- However, vulnerabilities still exist in some housing markets, in particular Toronto and Vancouver.

The Canada Mortgage and Housing Corporation (CMHC), which conducts quarterly risk assessments of the housing markets, gave the overall Canadian housing market a moderate vulnerability rating for the third quarter of 2019.

- Vancouver's housing market rating was changed to "moderate" after 12 straight quarters with a high degree of vulnerability.

- The Toronto housing market showed a high degree of vulnerability, with signs of overheating, price acceleration and overvaluation.

- By contrast, the degree of overall vulnerability remains low for Montréal for the 10th straight quarter despite some evidence of overheating as a result of the tightening between supply (new listings) and demand (home sales). According to the CMHC, house prices in this census metropolitan area (CMA) have remained in line with economic and demographic factors.

- Furthermore, the Québec CMA shows a low degree of overall vulnerability. According to the CMHC, there was no evidence of overvaluation in the Québec CMA, as house prices remain in line with economic and demographic factors.

Canadian housing market risk assessment, selected CMAs, third quarter 2019
	Vancouver	Toronto	Montréal	Québec	Canada
Overheating	Low	Moderate	Moderate	Low	Low
Price acceleration	Low	Moderate	Low	Low	Low
Overvaluation	Moderate	Moderate	Low	Low	Moderate
Overbuilding	Low	Low	Low	Low	Low
Overall assessment	Moderate	High	Low	Low	Moderate
Source: Canada Mortgage and Housing Corporation.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-23

❏ Trade tensions weigh on investment

Non-residential business investment is expected to contract by 1.7% in 2019 before returning to growth and increasing by 3.0% in 2020.

- The global economic slowdown and the trade restrictions enacted by China are lowering business expectations with regard to external demand. As a result, businesses will tend to be prudent in their investment decisions.

- However, the accelerated depreciation measures announced in fall 2018 coupled with low borrowing costs will support business investment in the coming years.

The impact of these measures will not be enough to offset the downturn in energy investment in 2019.

- Despite the easing of oil production limits, the restrictions on production imposed by the Government of Alberta continue to dampen business investment.

CHART C.20 Non-residential business investment in Canada	CHART C.21 Non-residential business investment in Canada's energy sector
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

C-24	Update on Québec’s Economic and Financial Situation

2.2 The economic situation in the United States

❏ Trade tensions weighing on U.S. economic outlook

After increasing by 2.9% in 2018, U.S. real GDP growth is projected to moderate to 2.4% in 2019 and 1.8% in 2020.

- This forecast is unchanged from the March 2019 Budget Plan.

U.S. real GDP growth will continue to benefit from a rise in household consumption expenditure driven by the strong labour market.

In addition, the U.S. Congress raised the spending cap until 2021. As a result, public spending growth over the next two years will boost the economy.

U.S. economic growth is being held back primarily by the trade tensions with China.

- The U.S. government has raised tariffs on imports from China several times since April and the Chinese government has retaliated with its own measures.

- The escalation of the trade dispute has impacted business confidence and manufacturing output in the United States, in addition to increasing financial market volatility.

CHART C.22 Economic growth in the United States
(real GDP, percentage change)

Sources: IHS Markit and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-25

❏ Climate of uncertainty restraining business investment and trade

Business investment growth slowed in the first half of 2019 and it is expected to continue. The Chinese-U.S. trade tensions have considerably increased uncertainty.

- Business confidence and investment intentions have slid in recent months. In the current climate, businesses have been hesitant to invest.

Consequently, after increasing by 6.4% in 2018, non-residential business investment is expected to moderate and increase by 3.2% in 2019 and 2.3% in 2020.

The heightened trade tensions will also weigh on exports and imports, with higher tariffs causing a significant slowdown in the volume of trade in 2019.

- Nearly all U.S. goods imports from China will be subject to tariffs as of December 15, 2019 should the last set of planned tariffs be implemented. However, negotiations in this regard are ongoing.

Consequently, export growth is expected to decelerate to 0.3% in 2019 and then pick up pace and increase to 2.7% in 2020, after 3.0% growth in 2018. Imports are projected to grow by 2.0% in 2019 and 3.3% in 2020, after climbing by 4.4% in 2018.

CHART C.23 Business investment in the United States	CHART C.24 Share of U.S. goods imports from China subject to tariffs
(percentage change, in real terms)	(percentage of total imports)

Sources: IHS Markit and Ministère des Finances du Québec.	Source: Peterson Institute for International Economics.

C-26	Update on Québec’s Economic and Financial Situation

U.S. manufacturing sector affected by trade tensions

Expansion of the manufacturing sector dampened by the trade dispute

The negative impacts of the trade dispute between the United States and China have been felt in the U.S. manufacturing sector especially. The majority of advanced economies are seeing a manufacturing slowdown.

In August, the U.S. manufacturing ISM (Institute for Supply Management) purchasing managers' index fell below 50 points for the first time in three years, signalling a contraction in manufacturing output.

- The companies surveyed cited uncertainty over trade policy and rising costs from tariffs as the main factors restraining manufacturing output.

In addition, a significant slowdown in the creation of manufacturing jobs can be seen, with only 41 000 jobs being added since the beginning 2019, compared to 188 000 jobs during the same period in 2018.

Disturbance in supply chains

As a result of the hike in tariffs on imports from China, U.S. companies have moved to find alternative supply sources. In fact, the value of U.S. imports from China has dropped since the first tariffs took effect.

- The downturn has been offset by a sharp increase in the value of imports from neighbouring economies of China, especially those of Vietnam and Taiwan, which saw their exports to the United States jump in 2019.

U.S. manufacturing ISM index	U.S. goods imports
(diffusion index)	(annual percentage change, in nominal terms)

Source: Datastream.	Source: United States Census Bureau.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-27

❏ Household and government spending to continue supporting the U.S. economy

Household consumption expenditure should continue being a major driver of economic growth in the United States. Growth rates of 2.6% in 2019 and 2.2% in 2020 are forecast, following 3.0% growth in 2018.

- U.S. consumers are especially benefiting from good labour market performance, with job creation remaining robust and the unemployment rate staying at near-historic lows, hitting 3.5% in September 2019.

- They are also benefiting from a favourable financial situation, with a solid pace of income growth and a high level of saving.

Furthermore, public spending is expected to continue increasing, with the U.S. Congress having raised the government spending cap in August.

- The higher cap will raise spending by the U.S. federal government by nearly US$50 billion in 2020.

- The Congressional Budget Office estimates that these measures will raise the budget deficit to US$1 000 billion in 2020, or 4.6% of GDP.

Spending by all levels of government in the United States should therefore contribute to real GDP growth. Government spending is forecast to expand by 1.9% in 2019 and 1.8% in 2020, after increasing by 1.7% in 2018.

CHART C.25 Consumer spending and disposable income in the United States	CHART C.26 Spending by all levels of government in the United States
(percentage change, in real terms)	(percentage change, in real terms)

Sources: IHS Markit and Ministère des Finances du Québec.	Sources: IHS Markit and Ministère des Finances du Québec.

C-28	Update on Québec’s Economic and Financial Situation

3. THE GLOBAL ECONOMIC SITUATION

Global economic growth is forecast at 3.1% in 2019 and 3.2% in 2020, down from 3.6% in 2018. This is a downward adjustment of 0.4 percentage point for 2019 and 0.2 percentage point for 2020 relative to the March 2019 Budget Plan.

Global economic activity slowed in the first half of 2019, reflecting heightened trade and geopolitical tensions in several regions as well as the difficult Brexit negotiations.

- Against this backdrop, pessimism set in. Domestic demand weakened in numerous economies, global trade of goods stagnated and industrial output slowed worldwide.

The global economy is expected to continue expanding in 2019 and 2020, but at a slower pace than in 2018.

- Global economic growth should benefit from easing in financial conditions, the strong performance of the labour market and service sector as well as favourable government measures.

However, trade tensions pose a major risk to global economic growth.

CHART C.27 Global economic growth	CHART C.28 Global economic indicators
(real GDP in purchasing power parity, percentage change)	(annual percentage change, half-year data, in real terms)

Sources: International Monetary Fund, IHS Markit, Datastream, Eurostat and Ministère des Finances du Québec.	Sources: Datastream, CPB Netherlands Bureau for Economic Policy Analysis and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-29

TABLE C.7

Global economic growth outlook (real GDP, annual percentage change)
	Weight(1)	2018	2019	2020
World(2)	100.0	3.6	3.1	3.2
- March 2019		3.6	3.5	3.4
Advanced economies(2)	41.8	2.3	1.8	1.5
- March 2019		2.2	1.9	1.6
Québec	0.3	2.5	2.4	1.8
- March 2019		2.3	1.8	1.5
Canada	1.4	1.9	1.6	1.6
- March 2019		1.8	1.7	1.7
United States	15.5	2.9	2.4	1.8
- March 2019		2.9	2.4	1.8
Euro area	11.7	1.9	1.1	1.0
- March 2019		1.8	1.4	1.4
United Kingdom	2.4	1.4	1.1	1.1
- March 2019		1.4	1.2	1.6
Japan	4.4	0.8	0.9	0.5
- March 2019		0.7	0.8	0.6
Emerging and developing economies(2)	58.2	4.5	4.1	4.4
- March 2019		4.6	4.6	4.6
China	17.6	6.6	6.1	5.8
- March 2019		6.6	6.2	5.9
India(3)	7.3	6.8	6.2	6.6
- March 2019		7.1	7.3	7.3

(1) Weight in global GDP in 2016.

(2) Data based on purchasing power parity.

(3) GDP for the fiscal year (April 1 to March 31).

Sources: Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, IHS Markit, Datastream, Eurostat and Ministère des Finances du Québec.

C-30	Update on Québec’s Economic and Financial Situation

❏ Economic slowdown in the euro area

The euro area, which accounts for nearly 12% of the global economy, saw slower growth in the second quarter of 2019.

- The unfavourable external environment weighed on growth. As a result, exports fell amid heightened trade tensions and uncertainties surrounding Brexit, among other things.

The economic slowdown in Germany, the euro area's largest economy, contributed to the moderation in growth.

- Germany's real GDP contracted by 0.3% at a quarterly annualized rate in the second quarter of 2019, restrained by external demand.

- Fears of a recession arose amid, in particular, difficulties in the automobile industry, where production has weakened since the implementation of new environmental standards in September 2018.

The manufacturing Purchasing Managers' Index, which has been below 50 for months in both Germany and the euro area, signals a contraction in manufacturing activity. The downturn is affecting the global index, which slipped into the contraction zone in Germany and is barely expanding in the euro area.

Overall, real GDP growth in the euro area is forecast to decrease from 1.9% in 2018 to 1.1% in 2019 and 1.0% in 2020.

CHART C.29 Economic growth	CHART C.30 Global Purchasing Managers' Index
(real GDP, quarterly annualized rate change, per cent)	(diffusion index)

Source: Eurostat.	Source: Bloomberg.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-31

❏ Slowdown in emerging economies

Growth in emerging economies is forecast to slow from 4.5% in 2018 to 4.1% in 2019 before rebounding to 4.4% in 2020. The weaker growth in emerging economies was driven by the unfavourable international environment and internal problems inherent to a number of economies. However, government measures coupled with the improvement in financial conditions should help support growth.

More specifically, economic expansion is moderating in China. In the third quarter of 2019, real GDP growth slowed to 6.0% on a year-over-year basis, despite the fiscal and monetary measures implemented to support the economy. This is the Chinese economy's weakest growth since the country began releasing quarterly data in 1992.

- The trade tensions with the United States have added to weak domestic demand and are holding back trade and investment.

The slowdown is projected to continue in the coming years. After 6.6% growth in 2018, the economy is forecast to expand by 6.1% in 2019 and 5.8% in 2020.

- Growth will be held back by, in particular, the surge in U.S. tariffs from 3.1% in early 2018 to 21% in September 2019, and possibly close to 24% in December 2019 if no deal is reached.

CHART C.31 Economic growth in China	CHART C.32 U.S. tariffs on products from China
(real GDP, annual percentage change)	(weighted average rate, per cent)

Source: Datastream.	Source: Peterson Institute for International Economics.

C-32	Update on Québec’s Economic and Financial Situation

❏ Expansionary government measures

According to the International Monetary Fund (IMF), fiscal policies are expansionary in the major economies. Fiscal measures to boost growth in 2018 were estimated at 1.1 percentage points in the United States and 0.8 percentage point in China.

In 2019, several governments announced fiscal measures aimed at stimulating consumption and investment to support economic growth.

- Germany increased its public spending on transportation infrastructure, child care and education. It also adopted a €54-billion climate package up to 2023.

- Japan ramped up its infrastructure investments and social spending to mitigate the impact of the hike in the consumption tax, which rose from 8% to 10% on October 1, 2019.

- China introduced tax cuts and increased funding for local infrastructure projects.

- India liberalized its capital market and lowered the corporate tax rate from 30% to 22%, among other steps.

These measures strengthen the impact of monetary easing in many advanced and emerging economies. The IMF encourages economies with sufficient leeway to further coordinate fiscal, trade and monetary measures in order to boost growth.

CHART C.33 Magnitude of fiscal measures
(change in cyclically adjusted balance, excluding interest payments, percentage point of potential GDP)

Note: A fiscal policy is considered neutral if the indicator is between −0.25 and +0.25 percentage point of GDP, and expansionary (restrictive) if the indicator is below −0.25 (above +0.25).

Sources: International Monetary Fund and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-33

C-34	Update on Québec’s Economic and Financial Situation

4. DEVELOPMENTS IN FINANCIAL MARKETS

❏ Higher safe-haven demand

Global financial markets have been affected in recent months by the continuing slowdown in the global economy and the escalation of trade tensions. These developments have led to greater risk aversion and increased volatility across financial markets.

- Bond yields fell in the major advanced economies, while the price of gold soared amid strong safe-haven demand.

- The U.S. dollar also benefited from this climate, appreciating against the major currencies.

- In addition, the prices of riskier assets such as oil and industrial metals fell amid the uncertainties surrounding global demand, in particular.

Against this backdrop, a number of central banks, such as the U.S. Federal Reserve and the European Central Bank, eased their monetary policy to support growth and mitigate risks to economic outlooks.

- The Bank of Canada, for its part, has opted for the status quo thus far, which has narrowed the spread between U.S. and Canadian key interest rates.

CHART C.34 Yield on 10-year federal government bonds	CHART C.35 Gold price
(per cent)	(U.S. dollars an ounce)

Note: The most recent data are for October 18, 2019. Sources: Statistics Canada and Bloomberg.	Note: The most recent data are for October 18, 2019. Source: Bloomberg.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-35

❏ U.S. Federal Reserve eased its monetary policy in 2019

After raising its key interest rate four times in 2018, the U.S. Federal Reserve significantly changed course in 2019, lowering interest rates.

- The Federal Reserve gave the global economic slowdown, trade policy uncertainty and muted inflation pressure in the United States as the reasons to lower rates.

Considering the risks to the U.S. economic outlook, the federal funds rate is expected to remain in a target range of 1.50% to 1.75% for all of 2020.

❏ Bank of Canada expected to be prudent and lower its key interest rate in 2020

In Canada, the overnight rate target has been at 1.75% since October 2018. Overall, the country is still benefiting from favourable economic conditions marked by a dynamic labour market and inflation near the 2% target.

- However, Canada's economy is facing a number of risks, in particular global trade disputes and the resulting uncertainty.

Against this backdrop, the Bank of Canada is expected to be prudent and lower its key interest rate by 25 basis points, to 1.50%, in 2020.

CHART C.36 Key interest rates in the United States and Canada
(federal funds target rate(1) and overnight rate target, per cent)

(1) Mid-point of the target range. Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

C-36	Update on Québec’s Economic and Financial Situation

❏ Bond yields expected to remain low

Bond yields in the major advanced economies have fallen significantly over the last few months.

- This development is primarily attributable to the increase in demand for safe havens, such as government bonds, amid the heightened global climate of uncertainty.

- Financial market expectations for monetary easing in several parts of the world have also contributed to the lowering of long-term interest rates.

In the coming quarters, bond yields in advanced economies are expected to remain low, mainly due to the risks to the global economic outlook coupled with highly accommodative monetary policies.

❏ Canadian dollar expected to remain near current values

In the last few months, the Canadian dollar has benefited from more favourable interest rate spreads between the United States and Canada, whereas financial markets were expecting more cuts in the U.S. key interest rate.

- However, heightened risk aversion stemming from trade tensions buoyed the U.S. dollar to the detriment of other currencies.

The Canadian dollar should remain near current levels in the coming quarters. However, oil prices are expected to edge up, which could support Canada's currency.

- Thus, after averaging 76.9 U.S. cents in 2018, the Canadian dollar is expected to average 75.4 U.S. cents in 2019 and 76.5 U.S. cents in 2020.

TABLE C.8

Canadian financial markets

(average annual percentage rate, unless otherwise indicated, end-of-year data in brackets)
	2018	2019	2020
Overnight rate target	1.4 (1.8)	1.8 (1.8)	1.5 (1.5)
3-month Treasury bills	1.4 (1.7)	1.6 (1.5)	1.5 (1.6)
10-year bonds	2.3 (2.0)	1.5 (1.3)	1.6 (1.7)
Canadian dollar (in U.S. cents)	76.9 (73.3)	75.4 (75.8)	76.5 (77.3)
U.S. dollar (in Canadian dollars)	1.30 (1.36)	1.33 (1.32)	1.31 (1.29)
Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-37

❏ Moderate increase in oil prices

Oil prices have been volatile in the past few months. The price of Brent crude fell from US$69 a barrel in mid-September to below US$60 a barrel in October, near the price at the beginning of the year. The volatility in oil prices is attributable to:

- slower global economic growth, which is weighing on global oil demand;

- fears of oversupply in the oil market;

- worsening geopolitical tensions in the Middle East.

Global oil prices are projected to rise at a moderate pace over the coming quarters, while the oil market will continue to be influenced by many diverging factors.

- First, the slowdown in global oil demand and increase in U.S. production are likely to put downward pressure on oil prices.

- Second, the efforts by the Organization of the Petroleum Exporting Countries (OPEC) and its partners to cut their production, coupled with renewed geopolitical tensions, could buoy oil prices.

Despite some fluctuations, oil prices will remain near 2019 levels in 2020.

CHART C.37 Brent, WTI and WCS oil prices	CHART C.38 Oil production of OPEC member countries
(U.S. dollars per barrel)	(millions of barrels per day)

Sources: Bloomberg and Ministère des Finances du Québec.	Source: Bloomberg.

C-38	Update on Québec’s Economic and Financial Situation

5. MAIN RISKS THAT MAY INFLUENCE THE FORECAST SCENARIO

Economic and financial forecasts are based on several assumptions. Some of them are associated with risks that could affect the global economic and financial scenario and the anticipated developments in the Québec economy.

Such risks include a different trend than forecast for the global economy. The global economy could see slower growth should some of the risks materialize. On the other hand, it could accelerate should the risks wane. The main sources of uncertainty include:

- the risk of trade policy changes;

- A number of trading partners in dispute are still negotiating to come up with a trade deal that is favourable to each party.

- An escalation in trade tensions between China and the United States could, for example, put a greater drag on trade, investment and economic activity worldwide. A trade deal, on the other hand, could boost the global economy.

- tensions in Europe driven, in particular, by the difficult negotiations over the United Kingdom's exit from the European Union;

- heightened geopolitical tensions, which would drive commodity prices up, especially the price of oil;

- in the major economies, government policies to support economic growth that are less ambitious than announced;

- limited leeway for central banks to stimulate the economy when interest rates are already very low.

For its part, Québec is confronted with an aging population. This demographic change is exerting pressure on the labour market. With the unemployment rate at historic lows, the labour shortage could limit Québec's economic growth.

In Canada, the housing sector is under pressure in a number of regions, which could limit its contribution to growth in the coming years.

The Québec Economy: Recent Developments and Outlook for 2019 and 2020	C-39

❏ Sensitivity analysis to economic variables

Economic forecasts incorporate certain components of uncertainty that do not depend on the government directly, but which may cause actual results to differ from the forecasts.

■ Sensitivity of Québec's GDP to external variables

Given that the Québec economy is characterized by considerable openness to trade, Québec's economic variables are influenced by several external factors.

- The most important of these factors are related to the economic activity of Québec's main trading partners, namely the United States and the Canadian provinces.

■ Impact of external variables on the Québec economy

The results of an analysis conducted with a structural vector autoregression[2] model on the basis of historical data show that a change of 1% in U.S. real GDP entails, on average, a change of 0.45% in Québec's real GDP.

- The maximum effect is felt two quarters later.

Moreover, the same model makes it possible to conclude that a change of 1% in Ontario's real GDP results in an average change of 0.42% in Québec's real GDP.

- The maximum effect takes hold one quarter later.

Ontario is the Canadian province with which Québec has the most commercial ties, in addition to having a similar economic structure. In 2015, exports to Ontario accounted for more than 58% of Québec's interprovincial exports. The estimated effects for Ontario and the United States are not cumulative.

TABLE C.9 Impact of external shocks on Québec's real GDP growth rate
External shocks of 1%	Maturity(1) (quarters)	Impact on Québec's real GDP (percentage points)
U.S. real GDP	2	0.45
Ontario real GDP	1	0.42

(1) Maturity corresponds to the number of quarters needed for the greatest impact on Québec's real GDP, presented in the right-hand column, to be recorded.

Sources: Institut de la statistique du Québec, Ontario Ministry of Finance, IHS Markit, Statistics Canada, Bloomberg and Ministère des Finances du Québec.

______________________________

[2] This econometric technique is used to estimate, on the basis of numerous observations, the extent to which fluctuations in one economic variable affect another economic variable.

C-40	Update on Québec’s Economic and Financial Situation